UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CATASYS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44919F104

(CUSIP Number)

David E. Smith c/o Coast Asset Management, LLC 2450 Colorado Avenue, Suite 100, East Tower Santa Monica, California 90404 (310) 576-3502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 2 OF 6 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,032,567 shares (See Item 5)
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 61,032,567 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,032,567 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 3 OF 6 PAGES

This Amendment No. 8 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2010, as amended by (i) Amendment No. 1 thereto, filed with the SEC on October 21, 2011, (ii) Amendment No. 2 thereto, filed with the SEC on November 3, 2011, (iii) Amendment No. 3 thereto, filed with the SEC on November 17, 2011, (iv) Amendment No. 4 thereto, filed with the SEC on December 12, 2011, (v) Amendment No. 5 thereto, filed with the SEC on February 2, 2012, (vi) Amendment No. 6 thereto, filed with the SEC on April 23, 2012, and (vii) Amendment No. 7 thereto, filed with the SEC on September 20, 2012 (collectively, this “Schedule 13D”), by David E. Smith (“Mr. Smith”), with respect to the common stock, par value $0.0001 per share, of Catasys, Inc. (“Common Stock”), a Delaware corporation (“Catasys”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to add the following information:

On December 4, 2012, Mr. Smith purchased 7,142,858 shares of Common Stock from Catasys in a private placement at $0.07 per share (the “December 2012 Shares”). The source of funds used by Mr. Smith for such purchase was his personal funds. The securities purchase agreement executed by Catasys and Mr. Smith in connection with his purchase of the December 2012 Shares (the “December 2012 Purchase Agreement”) contemplates that he would be eligible to receive certain additional shares if a reverse stock split of the Common Stock occurs on or before December 4, 2014 and the volume weighted average price of the Common Stock during the 20 trading days after such reverse stock split is lower than the closing price of the Common Stock on the trading day immediately prior to the effective date of such reverse stock split (the “Reverse Stock Split Adjustment”), as described in further detail in the Current Report on Form 8-K filed by Catasys with the SEC on December 6, 2012 (the “Most Recent 8-K”). A copy of the form of securities purchase agreement upon which the December 2012 Purchase Agreement was based is included as exhibit 10.1 to the Most Recent 8-K and is hereby incorporated by reference into this Schedule 13D as Exhibit F hereto. The foregoing summary of the terms and conditions of the December 2012 Purchase Agreement, including the Reverse Stock Split Adjustment, is qualified by reference to the actual text of such form, which is hereby incorporated by reference in response to this Item 3.

In connection with Mr. Smith’s purchase of the December 2012 Shares, Catasys also issued to Mr. Smith a warrant (the “December 2012 Warrant”) exercisable for 7,142,858 shares of Common Stock at the exercise price of $0.07 per share, subject to potential future adjustment pursuant to the provisions of the December 2012 Warrant. The December 2012 Warrant is exercisable immediately and expires on December 4, 2017. A copy of the form of warrant used for the December 2012 Warrant is included as exhibit 4.1 to the Most-Recent 8-K and is hereby incorporated by reference into this Schedule 13D as Exhibit G hereto. The foregoing summary of the December 2012 Warrant is qualified by reference to the actual text of such form, which is hereby incorporated by reference in response to this Item 3.

Due to the issuance of the December 2012 Warrant to Mr. Smith and certain other warrants to other purchasers on December 4, 2012, (i) the exercise price of a warrant that had been issued by Catasys to Mr. Smith on December 27, 2011 (the “December 2011 Warrant”), which is exercisable for 6,900,000 shares of Common Stock, (ii) the exercise price of a warrant that had been issued by Catasys to Mr. Smith on April 18, 2012 (the “April 2012 Warrant”), which is exercisable for 8,312,500 shares, and (iii) the exercise price of a warrant that had been issued by Catasys to Mr. Smith on September 13, 2012 (the “September 2012 Warrant”), which is exercisable for 6,650,000 shares, in each case were each adjusted pursuant to the terms and conditions thereof from $0.10 per share to $0.07 per share.

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 4 OF 6 PAGES

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

Mr. Smith acquired the December 2012 Shares and the December 2012 Warrant for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)	Mr. Smith beneficially owns, in the aggregate, 61,032,567 shares of Common Stock, representing approximately 40.8% of the outstanding Common Stock, and has sole voting and dispositive power over all such shares.(1)

Such shares are comprised of (i) the 7,142,858 shares of Common Stock that constitute the December 2012 Shares, (ii) an additional 24,297,851 shares of Common Stock that Mr. Smith already owned, (iii) 7,142,858 shares of Common Stock issuable upon exercise of the December 2012 Warrant, (iv) 6,650,000 shares of Common Stock issuable upon exercise of the September 2012 Warrant, (v) 8,312,500 shares of Common Stock issuable upon exercise of the April 2012 Warrant, (vi) 6,900,000 shares of Common Stock issuable upon exercise of the December 2011 Warrant, and (vii) 586,500 shares of Common Stock issuable upon exercise of two other warrants that Mr. Smith already owned.

(c)	The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 6.

(1)

All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 120,085,082 shares of Common Stock issued and outstanding as of December 4, 2012 after giving effect to all issuances of Common Stock by Catasys through December 4, 2012, according to information provided by Catasys to Mr. Smith, and (ii) an estimated 29,591,858 shares of Common Stock issuable upon exercise of all warrants held by Mr. Smith.

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 5 OF 6 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to add the following information:

Exhibit No.	Description of Exhibit

F	Form of Securities Purchase Agreement used for the December 2012 Purchase Agreement (incorporated by reference to exhibit 10.1 of the Current Report on Form 8-K filed by Catasys with the SEC on December 6, 2012).

G	Form of Warrant used for the December 2012 Warrant (incorporated by reference to exhibit 4.1 of the Current Report on Form 8-K filed by Catasys with the SEC on December 6, 2012).

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2012

DAVID E. SMITH

/s/ David E. Smith